ITEM 77M: Mergers
Value Line Core Bond Fund Value Line U.S. Government Securities
Fund, Inc.

On March 21, 2013, a special Meeting of Shareholders (the Meeting) of the Value Line U.S. Government Securities Fund, Inc. (the Acquired
Fund) was held to consider and vote upon a Plan of Reorganization (the Reorganization) between the Value Line U.S. Government Securities Fund, Inc. and Value Line Core Bond Fund (the Surviving
Fund).

On March 22, 2013, the Surviving Fund acquired all of the assets and assumed the liabilities of the Acquired Fund, in a tax-free exchange for Federal tax purposes, pursuant to the Reorganization approved by the Boards of both Funds and shareholders of record of the Acquired Fund as of the applicable record date.